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Exhibit 8.1

[Ernst & Young LLP Letterhead]

June 9, 2000

Solomon Software, Inc.
200 East Hardin Street
PO Box 414
Findlay, OH 45840

    Pursuant to your request, this letter provides our opinion concerning certain federal income tax consequences which would arise from consummation of the proposed acquisition by Great Plains Software, Inc., ("Great Plains") of Solomon Software, Inc. ("Solomon") by merging GPS Eagle Inc., ("Merger Sub") with and into Solomon (the "Merger"). The Merger is pursuant to the Agreement and Plan of Merger dated May 1, 2000 (the "Merger Agreement") among Great Plains, Merger Sub, Solomon, Gary M. Harpst, Vernon M. Strong and Jack W. Ridge. We are rendering our opinion in accordance with Section 7.02(g) of the Merger Agreement. Except as otherwise noted, capitalized terms contained herein shall have the same meaning given to such terms in the Documents as such term is defined below.

    In providing this analysis, we have reviewed and relied upon the following (collectively referred to as the "Documents"): (1) the Merger Agreement; (2) the Statements of Facts and Representations received from the management of Great Plains and Solomon ("Statement of Facts"); (3) the Escrow Agreement dated May 1, 2000 (the "Escrow Agreement") among Great Plains, Merger Sub, Solomon, Gary M. Harpst, Vernon M. Strong and Jack W. Ridge; and (4) the Registration Statement of Form S-4, Registration No. 333-37188, as filed by Great Plains with the Securities and Exchange Commission (the "SEC") on May 16, 2000 (the "Registration Statement").

    You have represented to us that the Documents provide an accurate, true and complete description of the facts and circumstances concerning the Merger and that the copies provided to us are accurate and that the signatures are genuine. We have made no independent determination regarding such facts and circumstances and, therefore, have relied upon the Documents with regard thereto for purposes of this letter. Any changes to such Documents may adversely affect the analysis provided herein.

    We understand that reference to Ernst & Young LLP and our opinion is included in the Prospectus relating to the issuance of Great Plains Common Stock in connection with the Merger and the special meeting of the Solomon shareholders with respect thereto. We consent to such reference in the Prospectus under the captions "Conditions to the Merger," "U.S. Federal Income Tax Consequences to the Merger," "Material Federal Income Tax Consequences," and "Legal and Tax Matters." We also understand that this letter is included as an appendix to the Registration Statement and the Prospectus. We consent to such inclusion.

    In addition, we have assumed that (i) the Merger will be consummated in accordance with the Merger Agreement as described in the Registration Statement (including satisfaction of all covenants and conditions to the obligations of the parties without amendment or waiver thereof), and (ii) each of Great Plains, Merger Sub and Solomon will report the Merger on their respective federal income tax returns in a manner consistent with the opinions set forth herein and otherwise comply with all applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code") and Treasury Regulations promulgated thereunder. No ruling has been or will be sought from the Internal Revenue Service as to the federal income tax consequences of the Merger.

FEDERAL INCOME TAX CONSEQUENCES

    Based upon our review and examination of the contents of the Documents, and based upon the facts and representations provided by the management of Great Plains and Solomon, we are of the opinion that the following federal income tax consequences will result from the Merger:

(1)
Neither Solomon, Merger Sub, nor Great Plains will recognize gain or loss as a result of the Merger. Sections 361(a) and 1032.

(2)
Gain, if any, realized by the holders of Solomon Common Stock upon the exchange of their Solomon Common Stock for Great Plains Common Stock and cash in the Merger will be recognized. The gain that a holder will recognize will equal the lesser of (1) the amount of cash received in the exchange and (2) the amount of gain that the holder realizes in the exchange. Section 356(a). If the exchange has the effect of a dividend (determined with the application of Section 318 of the Code), then the amount of gain recognized that is not in excess of the shareholder's ratable share of undistributed earnings and profits will be treated as a dividend. Section 356(a)(2). The determination of whether the exchange has the effect of a distribution of a dividend will be made on a shareholder-by- shareholder basis in accordance with the principles set forth in Commissioner v. Clark, 489 U.S. 726 (1989) and such gain will generally be treated as gain from the exchange of property if one of the tests enumerated in Section 302(b) is satisfied (Rev. Rul. 93-61, 1993-2 C.B. 118). No loss will be recognized pursuant to Section 356(c).

(3)
The aggregate tax basis of the Great Plains Common Stock received by each holder of Solomon Common Stock in the Merger will be the same as the aggregate tax basis of the Solomon Common Stock surrendered in the exchange, decreased by the amount of cash received, and increased by the amount of gain, if any, recognized in the exchange. Section 358(a).

(4)
The holding period of the Great Plains Common Stock received by each Solomon shareholder in the Merger will include the period for which the Solomon Common Stock surrendered was held, provided that the Solomon Common Stock so surrendered was a capital asset at the time of the Merger. Section 1223(1).

(5)
Cash payments received by holders of Solomon Common Stock in lieu of a fractional share will be treated as if the fractional share of Great Plains Common Stock had been issued in the merger and then redeemed by Great Plains. A Solomon shareholder receiving cash in lieu of a fractional share will recognize gain or loss upon the payment measured by the difference, if any, between the amount of cash received and the basis in the fractional share, subject to the provisions and limitations of Section 302. (See Rev. Rul. 66-365, 1966-2 C.B. 116 and Rev. Proc. 77-41, 1977-2 C.B. 574).

(6)
The exchange of options to purchase Solomon Common Stock for options to purchase shares of Great Plains Common Stock, to be determined in accordance with the Merger Agreement and subject to the provisions of the governing plans, will not cause Solomon option holders to recognize taxable income at the date of the exchange.

SCOPE OF OPINION

    The scope of this opinion is expressly limited solely to the federal income tax issues specifically addressed in (1) through (6) in the section entitled "FEDERAL INCOME TAX CONSEQUENCES" above. Specifically, our analysis has not been requested, and we have made no determination nor expressed any views concerning any other issues, including, but not limited to, any state and local, foreign, consolidated return, employee benefit, Section 280G "excess parachute" and Section 382 issues, or alternative minimum tax consequences to the parties to this transaction. Further, no opinion is expressed as to: (i) the qualification of the Merger as a statutory merger under state law; and (ii) any valuation issues which may arise in connection with the Merger.

    Our opinion, as stated above, is based upon our analysis of the Internal Revenue Code of 1986, as amended, the Treasury Regulations, current case law, and published Internal Revenue Service authorities. The foregoing are subject to change, and such change may be retroactively effective. No assurance can be provided as to the effect of any such change upon our analysis. In addition, our analysis is based on the information contained in the Documents. Any variation or differences in the Documents may affect our analysis, perhaps in an adverse manner. We have undertaken no obligation to update this letter for changes in facts or law occurring subsequent to the date thereof.

    This letter represents our views as to the interpretation of existing tax law and is not binding on the Internal Revenue Service or the courts. No assurance can be given that, if the matter were contested, the Internal Revenue Service or a court would agree with this analysis.

                      Very truly yours,

                      /s/ Ernst & Young LLP

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FEDERAL INCOME TAX CONSEQUENCES
SCOPE OF OPINION